

S 05040909 MMISSION

SEC MAIL PROCESSING
RECEIVED
MAR 02 2005
WASH, D.C. 179 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick K. O'Shea 212 - 314-5648
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Patrick K. O' Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31,2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

ORCHID GARBUTT
Notary Public, State of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
Commission Expires 10/02/2006

Vice President & Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)
Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.
As of and for the year ended December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	24,897,768
Prepaid commissions		2,474,721
Receivable from affiliated Trusts		2,949,616
Total assets	$	30,322,105
Liabilities and Member's Capital		
Payable to AXAEQ, net	$	6,829,777
Accounts payable, accrued expenses and other liabilities		2,143,267
Payable to brokers		11,544,386
Total liabilities		20,517,430
Member's capital		9,804,675
Total liabilities and member's capital	$	30,322,105

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
For the year ended December 31, 2004

Revenues		
Commission revenues	$	361,125,053
Fee income from AXAEQ and affiliated Trusts		97,004,039
Interest income		259,288
Total revenues		458,388,380
Expenses		
Commission expenses		361,129,927
Administrative and personnel service charges from AXAEQ		96,964,088
Total expenses		458,094,015
Income before income tax		294,365
Income tax expense		123,593
Net income	$	170,772

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
For the year ended December 31, 2004

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2004	$26,842,615	$(17,208,712)	$9,633,903
Net income	–	170,772	170,772
Balance at December 31, 2004	$26,842,615	$(17,037,940)	$9,804,675

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities		
Net income	$	170,772
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets		
Prepaid commissions		513,358
Receivable from an affiliate Trust		(713,924)
Deferred sales commission, net		8,613
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		1,358,021
Payable to AXAEQ, net		(3,087,813)
Payable to brokers		5,132,722
Net cash provided by operating activities		3,381,749
Net increase in cash and cash equivalents		3,381,749
Cash and cash equivalents at January 1, 2004		21,516,019
Cash and cash equivalents at December 31, 2004	$	24,897,768
Income taxes paid	$	284,128

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC ("the Company"), is a wholly owned subsidiary of Equitable Holdings LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"), formerly The Equitable Life Assurance Society of the United States. AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company and its wholly owned subsidiaries are licensed insurance agencies.

The Company engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), affiliated open-end management investment companies, to AXAEQ separate accounts in connection with the sale of AXAEQ variable annuities and life insurance contracts. In December of 2004, the Company ceased distributing mutual funds of AXA Premier Funds Trust ("Premier Funds"), an affiliated open-end management investment company.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Short-term investments with original maturities of 31 days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents as of December 31, 2004 include an investment in a money market fund managed by an affiliate of $24,717,480. Interest income is accrued as earned.

Taxes

Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from their arrangements to be remote.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. As of December 31, 2004, the Company had net capital of $3,643,194, which exceeded required net capital of $1,367,828 by $2,275,366. The Company's ratio of aggregate indebtedness to net capital was 5.63 to 1.

4. Transactions with Affiliates

As discussed in Note 1, the Company distributes variable annuity and life insurance contracts issued by AXAEQ for which it earns compensation in accordance with a Distribution Agreement with AXAEQ. The compensation, reflected as commission revenues, includes the reimbursement by AXAEQ to the Company for commission expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of variable annuity and life insurance contracts.

Pursuant to a distribution agreement with Premier Funds, the Company received service fees and distribution fees from Premier Funds based on the average net assets attributable to certain classes of Premier Funds' shares sold pursuant to the Distribution Agreement. In December of 2004, the Company ceased distributing shares of Premier Funds.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2004, the Company reimbursed AXAEQ $96,995,727 for the cost of providing such services.

The Company has two sales agreements with MONY Securities Corporation ("MSC") and MONY Brokerage, Inc ("MBI"). One agreement authorizes MSC and MBI to make AXAEQ life insurance and annuity products available for sale by career agents of MONY Life Insurance Company of America ("MLOA"). The second agreement authorizes MSC and MBI to distribute AXAEQ life insurance policies though third party securities firms and brokerage general agents. MSC, MBI, MONY are all affiliates of the Company.

5. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for federal and most state income tax purposes, not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the company on the basis of actual taxes incurred by the Company. The income tax income provision is composed of the following:

Federal	$ 91,954
State	31,639
	$ 123,593

The difference between the federal statutory rate of 35% and the Company's effective tax rate of 42% is due to State income taxes. The statement of financial condition includes a federal income tax payable of $181,969, which is classified within Payable to AXAEQ, net and a state income tax payable of $20,000, which is classified within Accounts payable, accrued expenses and other liabilities.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004 **Schedule I**

Net capital

Total member's capital	$	9,804,675
Nonallowable assets:		
Prepaid commissions		2,474,721
Receivable from an affiliated Trust		2,949,616
Net capital before haircuts on securities position		4,380,338
Haircuts on cash and cash equivalents		737,144
Net capital	$	3,643,194

Computation of basic net capital requirement

Aggregate Indebtedness	$	20,517,430
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	1,367,828
Capital in excess of minimum requirements	$	2,275,366
Ratio of aggregate indebtedness to net capital		5.63 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS Report as of December 31, 2004.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation for Determination of Reserve Requirements
And Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004 **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(ii) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Member of
AXA Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of AXA Distributors, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2005